Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
---------------------
Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com


       LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- ANNOUNCES
          DEFINITIVE AGREEMENT TO ACQUIRE SAN DIEGO-BASED POISONLAB

     -CONTINUES EXPANSION OF SPECIALTY TESTING SERVICES ON THE WEST COAST -

BURLINGTON,  NC,  MARCH   6, 2000 - Laboratory  Corporation  of
America-Registered Trademark- Holdings   (LabCorp-Registered
Trademark-) (NYSE: LH) today announced that it has entered into a definitive agreement with San Diego-based POISONLAB, Inc. to acquire all of the stock of POISONLAB's occupational substance abuse and clinical toxicology testing business. Terms of the definitive agreement were not disclosed.

POISONLAB, Inc. is a premiere Substance Abuse and Mental Health Services Administration (SAMHSA) certified reference toxicology laboratory that provides forensic drug testing and clinical therapeutic drug monitoring. Offering over 400 specialty tests, the laboratory is a major drug testing facility on the West Coast that can accommodate over 7500 specimens a day. Testing services include forensic toxicology for pre-employment drug testing; clinical toxicology and therapeutic drug monitoring; and sensitive forensic hair testing for drug abuse. The acquisition of POISONLAB expands LabCorp's specialty testing services in the West, and will complement the capabilities of the company's Center for Occupational Testing in North Carolina and additional testing sites in New Jersey, Tennessee, Florida, and Texas.

"The  incorporation of first-class testing facilities in the West
for   occupational  substance  abuse  testing  is  essential  to
LabCorp's leadership position and growth strategy in this area," said Randall Simmons, senior vice president of LabCorp's occupational testing business. "The new facility will allow us to better service existing national accounts, and provide new growth opportunities for contracts requiring national coverage. By providing a local base of operation for specialty testing services, we also anticipate cost savings to be realized from increased testing volume, more efficient handling of specimens, and faster turn around time."

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Laboratory Corporation of America-Registered Trademark-  Holdings
(LabCorp-Registered Trademark-) is a national clinical laboratory
with  annual  revenues  of $1.7 billion  in  1999.   With  18,000
employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina,
develops   applications  for  polymerase  chain  reaction   (PCR)
technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the
largest  volume  of specialty testing in the network.   LabCorp's
clients include physicians, state and federal government, managed
care   organizations,  hospitals,  clinics,  pharmaceutical   and
Fortune 1000 companies, and other clinical laboratories.